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                 [WILSON SONSINI GOODRICH & ROSATI LETTERHEAD]

                               September 15, 2006


VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington DC  20549

         RE:      TRUBION PHARMACEUTICALS, INC.
                  REGISTRATION STATEMENT ON FORM S-1
                  (FILE NO. 333-134709)

Ladies and Gentlemen:

      On behalf of Trubion Pharmaceuticals, Inc. (the "Company"), we are providing to you supplementally, via overnight delivery, information to assist the Staff of the Securities and Exchange Commission (the "SEC") in its review of the Company's stock-based compensation charges in the Company's Registration Statement on Form S-1.

      In connection with our submission of the letter dated September 15, 2006, (the "Stock-Based Compensation Letter"), we are respectfully requesting confidential treatment for the Stock-Based Compensation Letter pursuant to Rule 83 promulgated by the SEC, 17 C.F.R. ss.200.83. The Stock-Based Compensation Letter is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed in the letter.

      Please contact Patrick J. Schultheis or me at (206) 883-2500 if you have any questions. Thank you for your assistance in these matters.

                                    Very truly yours,

                                    WILSON SONSINI GOODRICH & ROSATI,
                                    Professional Corporation

                                    /s/ Mark J. Handfelt
                                    ------------------------------------------
                                    Mark J. Handfelt, Esq.



cc:  Peter A. Thompson, M.D.
     Trubion Pharmaceuticals, Inc.

     Patrick J. Schultheis, Esq.
     Wilson Sonsini Goodrich & Rosati, Professional Corporation

     Bruce K. Dallas
     Davis Polk & Wardwell